215 Apolena Avenue

Newport Beach, California 92662

Email: Jmcassidy@aol.com

Telephone: 949-673-4510
Fax: 949/673-4525

June 23, 2016

Pamela Long

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fuda Group (USA) Corporation

Amendment #4 to Registration Statement on Form S-1

File No. 333-208078

Dear Ms. Long:

Attached to this letter is amendment No. 4 of the Fuda Group (USA) Corporation Form S-1.

This letter and the attached S-1 address the comments of the reviewing staff of the Commission as set forth in comment letters dated June 6, 2016 and June 21, 2016.

Comment Letter of June 21, 2016

The financial statements have been updated to include the interim period ending March 31, 2016 and appear following page F-21 of the prospectus.

Disclosure has been added discussing the interim period financial statements and begins on page 74 of the prospectus.

Comment Letter of June 6, 2016

The following responses address the comments of the comment letter dated June 6, 2016 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

Note: We have moved certain sections of disclosure from the “Prospectus Summary “ section to the “The Business” section to assist in clarification. Much of the disclosure has been edited for clarity, accuracy and understanding. Many sections have been moved, retitled and condensed or combined.

The page referenced page numbers below refer to the pages appearing on the redlined copy which compares this amendment with Amendment #2 filed May 10, 2016.

General

1.	It appears that you intend to conduct this offering on a best-efforts basis, and that you may sell less than the full offering amount. Please revise your use of proceeds (page 31), dilution (page 31), and beneficial ownership (page 56) sections to provide the information in those sections assuming that you sell less than the full offering amount, for example, assuming that you sell only 10%, 25%, 50%, and 75% of the offering.

The requested disclosure has been added and appears in the Use of Proceeds on page 35 of the prospectus, Dilution beginning on page 37 of the prospectus and Beneficial Ownership on page 84 of the prospectus.

2.	We note your response to prior comment 5 in our letter dated January 15, 2016. Your response and disclosure state that James Cassidy and James McKillop serve as officers and directors of “these corporations.” Please clarify if James Cassidy and James McKillop served as officers and directors or held any ownership interest in Fuda UK, Marvel and/or Liaoning Fuda before or after the transactions with Fuda Group USA.

Neither Mr. Cassidy nor Mr. McKillop held any offices or had any ownership interest in or relationship with any of the companies with which Fuda Group (USA) Corporation effected a change in control, including without limitation, Fuda Gold UK Limited, Marvel Investment Corporation and Liaoning Fuda Mining Co., Ltd.. Disclosure to the effect has been added and appears in the Certain Relationships section on page 85 of the prospectus.

3.	We further note your response to prior comment 5. As previously requested, tell us why 301,500,000 common shares were issued to various shareholders and then were subsequently redeemed.

Disclosure has been added in Part II Item 15 “Recent Sales of Unregistered Securities” explaining the share redemption and appears beginning on page 87 of the registration statement.

Tell us specifically how these shares were considered when determining how to account for the transactions with Fuda UK and Marvel. In this regard, it is unclear how you determined that reverse merger accounting was appropriate and that these companies were not under common control.

We have reviewed the transactions with Fuda UK and Marvel and determined that the transaction should be accounted for as a business combination under common control with Fuda USA being the acquirer and Fuda UK and Marvel being the acquirees as all entities were controlled directly or indirectly by the same majority shareholders.

Fee Table

4.	We note your supplemental response to comment seven in our letter dated January 15, 2016 indicates that you “you expect to sell 100,000,000 shares.” In your next amendment, please clarify which paragraph of Rule 457 you are relying upon. If you intend to register a maximum dollar amount of securities, refer to Rule 457(o). If, as it appears, you intend to register a number of shares of common stock, please refer to Rule 457(a) and revise your fee table to include the number of shares to be registered, and proposed maximum offering price per share, in addition to the information you have already provided in the table.

The fee table has been corrected and appears on the cover page to the registration statement

5.	We note your supplemental response to comment seven in our letter dated January 15, 2016 indicates that the “share price of $2.00 is not fixed and subject to change prior to the S-1 becoming effective.” Please note that if this share price changes before effectiveness, you will be required to update multiple sections of your registration statement, including, but not limited to, use of proceeds, dilution, and MD&A. Additionally please note that because this is a primary offering and there is not a current market for your shares, you must sell these shares at the fixed price disclosed at effectiveness for the entirety of the offering.

The Staff’s comment is noted.

Prospectus Cover Page

6.	We note your revised disclosure in response to comment 12 in our letter dated January 15, 2016. In your next amendment, please revise here to update the page location of your risk factors, as required by Item 501 of Regulation S-K.

The noted disclosure has been updated correctly.

Prospectus Summary, The Company,

7.	We note your disclosure that the “company will obtain funds¼ with the first fund raising round set at $200M.” Please revise this disclosure to clearly indicate that you may raise significantly less than $200 million in this first round.

Disclosure has been added to discuss the possibility of lesser amounts of fund raising and appears beginning on page 4 of the prospectus.

Corporate History

8.	We note that your supplemental response to comment 14 in our letter dated January 15, 2016. As ‘net worth’ is generally understood to refer to a company’s assets less liabilities, your statement that your net worth is $1.5 billion appears to be significantly overstated. In this regard we note that your audited financial statements show total stockholders’ equity at December 31, 2015 as $65.5 million. Please revise to remove the implication that your net worth is $1.5 billion.

The noted disclosure has been eliminated and the section has been substantially edited for greater clarity and appears beginning on page 4 of the prospectus.

Business Operations

9.	We note your revised disclosure in response to comment 16 in our letter dated January 15, 2016. In your next amendment, please disclose here that, consistent with your disclosure on page 50, for fiscal year 2015 granite accounted for over 98% of your revenues. Please make similar disclosure in the section entitled “The Business” beginning on page 34. Note that you should state for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products which accounted for 15% or more of your consolidated revenue. Please see Item 101(c)(1)(i) of Regulation S-K.

The noted disclosure has been added in the Summary of The Prospectus section and appears on page 5 of the prospectus and has also been included in the Business section and appears on page 43 of the prospectus.

10.	We note your response to comment 17 in our letter dated January 15, 2016 and your revised disclosure. Please provide the following information for fiscal 2015 so that we may better understand your response:
o	The total tonnage of gold ores, powder, and sand purchased,
o	The average grade of gold ores, powder, and sand purchased,
o	The average purchase price per unit,
o	The total tonnage of gold ores, powder, and sand sold (or refined ounces if applicable),
o	The average grade of gold ores, powder, and sand sold (or refined ounces if applicable), and
o	The average sales price per unit.

The requested disclosure has been added and appears on page 43 of the prospectus

11.	We note your response to comment 20 in our comment letter dated January 15, 2016 and your statement that the operation of mines is not in the Company’s near-term plans nor will the $200 million of proceeds be used in that regard. This statement appears to contradict other disclosures in your filing. For example, on page 15 of your revised disclosure you state that FUDA Group USA intends to raise $200 million to acquire, either partially or whole, any one or more, in any combination, gold, fluorite, graphite, granite and marble resource mines and facilities. Please advise.

The Company intends to acquire gold, fluorite, graphite, granite and/or marble mines, either in whole or in joint venture with other companies, but does not intend to directly operate such mines but to continue with the current operators but work to increase the efficiency, technology and profitability of such operating mines. Disclosure in this section, the Business section, Use of Proceeds and throughout the prospectus has been edited to clarify this intention.

Competition: The 7 Biggest Chinese Mining Companies

12.	Please remove your disclosure here that you are involved in the business of silver, if this reference is in error. We note that you do not discuss silver elsewhere in the prospectus.

The reference to “silver” has been deleted on page 50.

SWOT Analysis

13.	Given that you do not currently own or operate any mines and only make revenue through trading and outsourcing, please revise to explain why “[d]omination of the supply chain” and “[f]ull control of inventory” are strengths of your business or remove these disclosures from your registration statement.

This entire section has been removed.

Key Milestones

14.	Please clarify in your registration statement how attending roadshows is consistent with your proposed business plan. Clarify the purpose of the roadshows and what concrete plans you have made to engage in the roadshows

The reference to road shows has been eliminated and the disclosure clarified to indicate that the Company will be discussing its operations and business plan in person and on-site with funding and investment sources and appears on page 50 of the prospectus.

15.	We note your disclosure that you have “set aside 6 months of fundraising to achieve [your] target.” Please disclose your target here and discuss your plans if your target is not reached in this six month period. In addition, the time frame set forth in this section seems inconsistent with disclosure on the cover page of the prospectus that you intend to keep this offering open for two years.

The Company has clarified the noted disclosure and has refined its use of time lines to reflect realistic time goals and anticipated current projections and appears beginning on page 53 of the prospectus.

Management Team

16.	We note the two organizational tables presented that appear to be identical except for the position of Jimmy Lee. Please revise to correct this presentation accordingly.

The organizational table have been corrected and this section has been edited for clarity and appears beginning on page 8 of the prospectus.

Past Financial Performance

17.	We note your response to comment 27 in our letter dated January 15, 2016. The statements below include your judgements about what your financial performance represents with no analysis of the trends, facts or events that led to your historical performance. Please revise to provide this analysis or cross reference to a specific analysis in MD&A upon which you base your conclusions:
o	“The Company has been thriving since its inception – its success easily ascertainable from the tables below. The balance sheet indicates how well it has performed in its last two years of operation.” [page 11]; and

o	“Again, this table demonstrates the high level of success that the Company has achieved in its two years of operation. The fact that it generates considerable revenues indicates the demand for such services. [page 11]

The noted disclosure has been removed and the financial tables begin on page 9 of the prospectus.

18.	Please add disclosure in this section to clarify that past performance is not necessarily an indicator of future performance as future trends, events and uncertainties may impact future performance in material ways that may be unfavorable. Please also remove statements that imply certainty about future performance such as that your “cash flows show that the Company is safe from a financial crunch.”

The requested disclosure has been added and appears on page 9 of the prospectus and the other noted disclosure has been removed.

Financial Projection: Funding

19.	We note your disclosure that you may “partially” acquire a mine. Here, or in an appropriate section of your registration statement, please expand upon the differences between a partial and full mine acquisition, including, but not limited to:

how the mine will be managed;

how revenues and costs will be divided; and

the process of selecting potential ownership partners.

The requested disclosure has been added and appears on page 10 of the prospectus.

Risk Factors

20.	Please add a risk factor disclosing that investors will not know which specific mine or type of mine that will be purchased by Fuda Group at the time they purchase shares in the offering.

The requested risk factor has been added and appears on page 15 of the prospectus.

The Company is dependent on its suppliers¼,

21.	We note your revised disclosure in response to comment 35 in our letter dated January 15, 2016 that you are dependent upon and exposed to the risk of your current key suppliers. In your next amendment, please file your agreements with Junda Mining Co., Xiang An Mining Co., Heng Xu Mining Co., Changan Gold Mine, and Zhenan Gold Mine as material contract exhibits to the registration statement.

The disclosure has been amended to reflect more accurately the relationship of the Company with its five most regular suppliers. These are key suppliers only in the sense that they are used frequently so management knows the personnel at those companies and they have pre-existing relationships. As is typical in the industry in China, the Company has made a deposit against future orders in the event of non-payment. The Company believes that none of its suppliers are key in the sense that the loss of any one of them would be significantly harmful to the Company’s operations. The loss of any one of these regular suppliers would delay filling an order somewhat but would not cause harm to the Company as there are other suppliers in the area which could fill any of the Company’s orders. The Company has agreements with these four of these suppliers but these agreements only provide that charges will be made against the deposit in the event of non-payment of an order. They do not provide any exclusivity, minimum order amount or other key conditions. Therefore the agreements have not been included as exhibits.

Disclosure has been clarified and appears on page 18 of the prospectus.

Use of Proceeds

22.	Please disclose your supplemental response to comment 39 in our letter dated January 15, 2016 detailing your uses of proceeds at different percentages of the offering sold in the prospectus.

The requested disclosure has been added and appears beginning on page 34 of the prospectus.

Plan of Distribution, page 32

23.	Please revise this discussion significantly to explain how you will conduct your offering if you do not engage an underwriter, broker-dealer or selling agent. Your discussion should include information such as how you will market the offering, price and duration of the offering, how investors may subscribe for shares, what individuals will be involved in the offering and whether they intend to register as broker-dealers or rely on an exemption from registration.

The requested disclosure has been added and appears on page 39 of the prospectus

The Business

General

24.	We note your response to comment 43 in our comment letter dated January 15, 2016. Maps should be in English and have the following features:
o	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing,
o	A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered,
o	A north arrow,
o	An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located,
o	A title of the map or drawing, and the date on which it was drawn, and
o	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.
o	Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing. Please revise accordingly.

The noted map has been removed in its entirety.

25.	Additionally we note your disclosure on page 35 in which you state that the company intends to acquire mining rights for your land assets. Revise to fully discuss the process by which mining rights are obtained for your property. Include the time frame to obtain such rights, the relevant government authorities, and the costs to obtain the land rights. We suggest including this disclosure under the Property section of your filing.

The Company does not intend to independently apply for mining rights, but may enter into a joint venture with existing mining rights. Disclosure has been added and appears on page 45 of the prospectus. Additional information on the mining permit proceeds appears under “Governmental Permits” on page 56 of the prospectus.

26.	Provide a clear statement that your land assets contain no proven or probable reserves as defined by the United States Securities and Exchange Commission and that no detailed exploration plans have been developed. We suggest including this disclosure under the Property section of your filing.

The requested disclosure has been added and appears on pages 45 and 60 of the prospectus.

27.	We note your response to comments 44 and 45 in our letter dated January 15, 2016. Considering your statement on page 10 that you have conducted a number of preliminary feasibility studies on the target mines, we reissue the comments. Please provide the requested information for land assets currently held by the company in which you intend to obtain exploration or mining rights and for the properties you intend to acquire. We suggest including the requested disclosure under the Property section on page 44. To the extent that the requested disclosure is unknown, clearly state the specific information that is unknown referencing a specific property.

The noted disclosure has been edited to explain land owned by the Company has not been minerally tested . Revised disclosure appears on pages 6, 45 and 60 of the prospectus.

28.	Please tell us if you currently perform any processing related to your granite/marble trade business and, if so, describe the processing in an appropriate location of your filing.

The Company does not do any processing of the marble/granite and the requested disclosure has been added and appears on page s 46 and 47 of the prospectus.

29.	In an appropriate location of your filing please disclose your fiscal 2015 total granite/marble tonnage purchased and the average purchase price and the total granite/marble tonnage sold and the average sales price.

The requested disclosure has been added and appears on page 43 of the prospectus.

Background

30.	If you are unable to provide the information requested by comment 27, please remove your disclosure that your parcels of land have “gold veins.”

The noted disclosure has been removed and this section now appears on page 42 of the prospectus.

31.	We note your supplemental response to comment 48 in our letter dated January 15, 2016. In your next amendment, please disclose that you purchase gold bars from Zhenan Gold Mine.

The noted disclosure has been added and appears in the subsection “Products and Services” on page 54 of the prospectus.

The Market; Market Trends and Dynamics; Pricing

32.	As you have disclosed in your response letter that “you do not intend to pursue th[e] jewelry business and manufacturing in the near term,” please remove or deemphasize disclosures relating to the jewelry manufacturing business, including most of the disclosures on page 36 and the final paragraph of the “Pricing” subsection that discusses how your jewelry will be priced and manufactured. Alternatively, revise these discussions to place them in an appropriate context that describes why this information is important to investors.

The discussion of the jewelry business has been removed in its entirety.

Competition

33.	We note that the companies you identify here as competitors appear to be engaged in the mining of coal and copper. Please revise to explain how these companies compete with you and why their businesses are relevant to yours.

This section has been revised and appears beginning on page 50 of the prospectus.

Strategic Relationships with Suppliers

34.	Please disclose your supplemental response to comment 54 in our letter dated January 15, 2016, regarding your relations with Junda Mining, Heng Xu Mining, and Xiang Mining, in your amended registration statement.

Please note the response to Comment 21. Disclosure has been added and appears on page 55 of the prospectus to reflect the relationship with the Company’s suppliers.

Customers

35.	We note your revised disclosure in response to comment 56 in our letter dated January 15, 2016. In your next amendment, please disclose the amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, as well as the portion thereof not reasonably expected to be filled within the current fiscal year. Additionally, please disclose the customers, including affiliates, which accounted for more than 10% of your revenue in fiscal year 2015.

The requested disclosure regarding backlog orders appears on page 56 and disclosure regarding customers appears on page 57 of the prospectus.

The Company

36.	We note your statement on page 44 with respect to your land use rights indicating that these land parcels follow a vein of rich mineral resources and precious metal deposits. Considering that you have performed no exploration work on the property please revise to remove speculative language such as rich mineral resources until detailed exploration has been performed to confirm mineralization on the property.

The section has been edited and speculative language has been removed. The section begins on page 59 of the prospectus.

Management’s Discussion and Analysis

Liquidity and Capital Resources

37.	We note the cash amounts attributed to your subsidiaries listed on page 48 aggregate only $18,128,550 compared to the $18,178,550 as disclosed and as shown in the balance sheet. Please reconcile or address accordingly.

We have revised the disclosed amount to reflect the correct aggregate amount which appears on page 67 of the prospectus.

38.	We note the table you have provided on page 49 that provides a breakdown of the “Due to Related Party” line item on the balance sheet. The balance you have listed at December 31, 2014 does not agree to what you have presented on your balance sheet.

We have included the requested information in Amendment No. 3 to the Form S-1 Report.

Further we note based on the amounts presented in your statement of cash flows that your balances do not roll forward from December 31, 2014 to December 31, 2015. Please provide a rollforward of these balances for 2015 and ensure that your balances appropriately match what is presented on the face of your financial statements.

We have revised the table on page 71 to reflect the correct amount. The difference resulted from currency exchange rate fluctuation, please refer to Schedule provided.

39.	We have read your response and revision related to comment 66 in our letter dated January 15, 2016. You have indicated that “Included are the Condensed financial information of registrant because the registrant’s consolidated subsidiaries exceed 25% of the registrant’s consolidated net assets as required by Rule 4-08(e) of Regulation S-X.” Please direct us to where the information required by Rule 4-08(e) of Regulation S-X is located in the filing. Alternatively, amend to include this information.

We have included the requested information in Amendment No. 3 to the Form S-1 Report.

40.	We note that your response to comment 61 in our letter dated January 15, 2016 does not disclose the material terms of the loan(s) during fiscal year 2013 that caused you to pay $5.4 million in interest expense. Please supplementally tell us the terms of the loan(s), as they may be material for investors in analyzing your current performance.

We have included the following paragraph in the section:

The Company has executed short term accounts receivables factoring agreements with the banks with maturity from 1 to 3 months. The bank would advance the Company at contracted discount percentage of 70%-85% of the accounts receivable invoices factored up front (the “Discount”) and charge a contracted interest fee at average rate of 2%-4% based on the percentage advanced until the loan is repaid in full. The Discount is recognized as financing interest expense. When the outstanding accounts receivable invoice is collected, the advanced amount plus any accrued interest are to be repaid. The Company has also purchased insurance for the full invoiced amount. The Company recognized discounts and interest expenses on the financing loans in the amount of $1,276 and $346,110, for the years ended December 31, 2015 and 2014, respectively

Discussion of the Years Ended December 31, 2015 and 2014

41.	Please expand upon, and quantify, the specific factors that caused revenue to fall by 9.7% in fiscal year 2015.

We have expanded and quantify the specific factors that cause the revenue to fall by 9.7% in fiscal year 2015.

42.	Please note that the gross margin amounts discussed on page 50 do not agree to what is presented on the face of your income statement. Please revise.

We have revised the gross margin amounts on page 71 to reflect the correct amount.

Management

Director Independence

43.	We note your disclosure that you plan “to appoint independent directors into the Board at or before the time that the instant registration statement becomes effective.” Please note that you if you appoint any additional directors to the board before effectiveness, you must identify them in the prospectus and provide the information required by Item 401 of Regulation S-K before effectiveness.

The Staff’s comment is noted and the Company will amend its prospectus and provide the information required if any director is appointed before effectiveness. If any director is appointed after effectiveness, the Company will file a Report on Form 8.

Executive Compensation

Employment and Consulting Agreements

44.	We note your revised disclosure in response to comment 69 in our letter dated January 15, 2016. In your next amendment, please disclose the material terms of these executive employment agreements and executive-level consultant agreements in your registration statement.

The requested disclosure has been added and appears on page 83 of the prospectus.

Financial Statements

2. Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-9

45.	We note your disclosure regarding Liaoning Fuda Agency International Sales which represented $5.6M of sales or 13% of revenue in 2014. Tell us whether or not the sales you recognized for these agency transactions were recognized gross or net and how your accounting complies with ASC 605-45. Please provide more information about the terms and risks associated with these transactions and an analysis of how you considered ASC 605-45-45.

We have revised our footnote disclosures under “Summary of Significant Accounting Policies, Revenue Recognition” regarding “Liaoning Fuda Agency International Sales” as follows:

The Company recognizes product sales revenue at gross amount in accordance to ASC 605-45-45 as a principal when bill of lading is received from shipping company although the title does not transfer until the goods have reached its destination port. The Company is responsible for losses when occurred which the Company has a blanket insurance to cover for such loss and reimburse the Company at the gross sales price. The Company agent prepares the terms and conditions of the sales contract and deals directly with customers.

The Company is the principal in the sales transactions because the Company is the primary obligator. The Company selects and deals directly with the suppliers of the products, and has the general inventory risk as well as credit risk. The Company purchases the products from the supplier and ships the product to the customer and is responsible to collect the full invoice amount plus commission charged from the agent. The Company remains the primary obligator, keeps general inventory risk when inventory is held, has the ability in setting the prices charged to the customers, has full discretion in supplier selection and has both physical loss of inventory risk and credit risk. Risk is mitigated by insurance but the Company holds the risk and would have to get reimbursed by insurance in case of any issues.

4. Security Deposits to Suppliers, page F-13

46.	We have read your response to comment 78 in our letter dated January 15, 2016. Please confirm to us, if true, that the trade financing loans are separate transactions unrelated to security deposits paid to suppliers and the related purchasing of inventory. Please revise this footnote to disclose the clarifying information you have provided in your response.

We hereby confirm that the trade financing loans are separate transactions unrelated to security deposits paid to suppliers and the related purchasing of inventory and have revised our footnote disclosures under “Security Deposits to Suppliers” accordingly.

47.	Please provide a detailed explanation of how the change in your deposits to supplier line items impacted your inventory balances for each year. Provide a rollforward of both your deposits to supplier and inventory line items for each year presented.

The security deposits can be used to offset against purchases of inventory by the Company. We have provided a rollforward schedule of deposits to supplier and inventory line items for each year presented and have revised our footnote disclosures under “Security Deposits to Suppliers” accordingly.

9. Related Party Transactions, page F-14

48.	We have read your response to comment 79 in our letter dated January 15, 2016. With regard to your barter trade transactions for land, please address the following:
o	You have indicated that the land purchased was recorded at historical cost because the transactions were not arms-length as they were purchased from a related party and therefore no gain or loss was recognized on the transfer. However, we note from page 51 your disclosure that “The sales price of the granite stones traded was at market price.” Therefore, pursuant to ASC 845-10-30-1, it appears the transaction should have been recorded at the market price of the granite stones traded since that price is more clearly evident than the land. Please reconcile these opposing statements, confirm how you have recorded the barter transactions and specifically address how your accounting complies with ASC 845;

The land purchased was recorded at historical cost per the value of the stones to be delivered as indicated on the agreement instead of the market price of the granite stones traded (fair value) because the fair value of the stones traded was not determinable as the earning process was not completed at the time of the exchange and gain or loss cannot be computed. The granite stones are to be delivered as needed over a period of time in the future which market price would fluctuate, and the type and/or quantity of granite stones to be delivered would varies.

Your response indicates that you will “review the historical cost of the land to evaluate if there is an impairment loss to be recognized.” Please tell us whether an impairment analysis was performed at December 31, 2015 and if the analysis resulted in an impairment loss at December 31, 2015 and/or the most recent balance sheet date;

The Company has reviewed the historical cost of the land to concluded that no impairment loss was to be recognized at December 31, 2015 and have revised our footnote disclosures under “Related Party Transactions” accordingly.

o	Provide the journal entries to record your barter transactions. You state in your response that you record a payable when you receive the land. It is unclear why your barter transactions in stones do not impact your inventory account. Tell us why it is appropriate to record all of your land barter transactions to revenue and cite the authoritative literature in GAAP that supports your accounting;

The Journal Entries are as follows:

Initial journal entry to record land acquired at historical cost from affiliated entities

DR	Land at Historical Cost per Contract
CR	Accounts Payable

Subsequent recurring journal entry whenever an affiliated entity places an order of goods to be shipped as an offset against outstanding accounts payable

DR	Accounts payable
DR	Cost of goods gold
CR	Sales Revenues (market price of products * quantity)
CR	Inventory

o	Your disclosure on page 51 states that you entered into barter transactions in 2014 but were silent about 2015. We note your disclosure on page F-15 that you recorded barter trade revenue of $8.3 million during 2015. Please revise disclosure for consistency;
o	Your land balance recorded at December 31, 2015 and December 31, 2014 is $49,446,030 and $52,267,967, respectively. Please provide a rollforward of your land balance for each year presented. Specifically address why your land balance decreased during 2015 and address how the $8,257,534 of barter revenues in 2015 were considered in your land balance at December 31, 2015;

We have provided a rollforward schedule of deposits to supplier and inventory line items for each year presented. The land balance decreased during 2015 as a result of currency exchange rate fluctuation. The $8,257,534 of barter revenues in 2015 reduced the corresponding outstanding related party payables for the land.

o	Additionally, tell us if your 2014 balance includes the $23,100,627 of barter revenue recognized in 2014 and disclosed on page 57 in addition to some portion of the $31,633,774 recorded on your statement of cash flows. Please reconcile the difference between these amounts as it appears there is a $2.5 million difference between what you recognized in revenue and on your statement of cash flows and what you have recorded on your balance sheet; and

The $23,100,627 of barter revenue recognized was part of an offset against the outstanding accounts payable on the lands acquired. The $31,633,774 recorded on statement of cash flows were acquisition of new land during 2014 with a corresponding accounts payable. The difference in land balance between 2014 and 2015 resulted from currency exchange rate fluctuation.

o	Your response indicates that the amounts recognized on your statement of cash flows for purchases of land in investing activities were barter transactions. Tell us how your presentation of a non-monetary transaction as an investing activity is appropriate and complies with ASC 230-10-50.

Examples of noncash investing and financing transactions are converting debt to equity; acquiring assets by assuming directly related liabilities, such as purchasing a building by incurring a mortgage to the seller; obtaining an asset by entering into a capital lease; obtaining a building or investment asset by receiving a gift; and exchanging noncash assets or liabilities for other noncash assets or liabilities.

Item 14. Indemnification of Directors and Officers, page 60

49.	We note your revised disclosure in response to comment 85 is disclosed under Disclosure of Commission Position of Indemnification for Securities Act Liabilities on page 58. Please move this revised disclosure to Item 14 of your registration statement.

The noted disclosure has been moved to Item 14 in Part II on page 89 of the registration statement.

Item 15. Recent Sales of Unregistered Securities, page 60

50.	We note your disclosure on page 61 that on September 30, 2015 you issued 100 shares to 350 shareholders “as compensation.” Given your disclosure on page 44 that you have “approximately 50-60 employees,” please disclose why you needed to compensate 350 individuals and briefly describe the reasons why these individuals were compensated.

This section has been edited and appears beginning on page 90 of the registration statement. The Company issued a de minimus amount of stock to each of 350 individuals who work or have worked with the Company as suppliers and contract workers over the past three years. The precious stone industry is labor intensive and such issuance of shares provided a bonus to such works and contacts and recognized them for services.

Sincerely,

/s/ Lee W. Cassidy, Esq.

Lee W. Cassidy, Esq.
202-415-3563